RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on June 16, 2014. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum.
If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:



                         Votes Cast
                         in Favor          Withheld

W. Thacher Brown         7,673,231         1,407,756
Ellen D. Harvey          8,889,493         191,494
Thomas E. Spock          8,891,460         189,527
Suzanne P. Welsh         8,846,176         234,811
Gautam Khanna            8,838,511         242,476